UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

GULF RESOURCES, INC.
(Name of Issuer)

Common Stock, par value $0.0005 per share
(Title of Class of Securities)

40251W309
(CUSIP Number)

Chen Weijie

c/o Level 11,Vegetable Building, Industrial Park of the East City,
Shuoguang City, Shangdong Province, P.R. China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	40251W309

1.	NAME OF REPORTING PERSON: Chen Weijie
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,068,011
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,068,011
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,068,011
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2(1)
14.	TYPE OF REPORTING PERSON IN

(1)          Percentage calculated based on 45,909,876 shares of common stock outstanding as of March 31, 2015, as set forth in the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 2015 filed with the SEC on May 15, 2015.

ITEM 1.   SECURITY AND ISSUER

This statement relates to the common stock, par value $0.0005 per share (the "Common Stock”), of Gulf Resources, Inc., a Delaware corporation (the “Company”), with its principal executive offices at Level 11,Vegetable Building, Industrial Park of the East City, Shouguang City, Shandong Province, China 262714.

ITEM 2.    IDENTITY AND BACKGROUND

(a)-(c), (f)
Mr. Chen Weijie (“Mr. Chen”) is a citizen of the People’s Republic of China. Mr. Chen resides at North Weigao Road, Luocheng Sub-district Office, Shouguang 262700, People’s Republic of China. Mr. Chen is an independent investor and otherwise unemployed.

(d)-(e)
During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person used his personal property or funds in acquiring the shares of Common Stock covered under this Schedule 13D as follows:

On January 12, 2015, the Company and Shouguang City Haoyuan Chemical Company Limited, a wholly owned subsidiary of the Company (“SCHC”), entered into an Equity Interest Transfer Agreement (the “First Equity Transfer Agreement”) with Shouguang City Rongyuan Chemical Co, Ltd. (“SCRC”) and its shareholders, including Chen Weijie, pursuant to which SCHC shall, upon closing, acquire SCRC and all rights, title and interest in and to all assets owned by SCRC. In consideration for SCRC, SCHC paid $66.2 million in cash and issued approximately 7.27 million shares of common stock of the Company at a price of $2.00 per share. As a result of the foregoing transaction, Chen Weijie, who owned 0.104% of SCRC, acquired 7,559 shares of the Common Stock.

              On January 16, Chen Weijie, Chen Weihua and Yuan Yihong entered into an Equity Interest Transfer Agreement (the “Second Equity Transfer Agreement”), pursuant to which Chen Weijie acquired 4,243,363 shares of the Common Stock from Chen Weihua and 1,817,089 shares of the Common Stock from Yuan Yihong for a total purchase price of $12,120,904 in cash. Chen Weijie used his personal funds in completing the foregoing transaction.

On February 4, 2015, the Company entered into a Lock-up Agreement with the four former equity owners of SCRC, including Mr. Chen, pursuant to which these shareholders agreed not to sell or transfer their shares for five years from the date of the stock certificates evidencing their shares.

References to the First Equity Transfer Agreement, the Second Transfer Agreement and the Lock-up Agreement in this Schedule 13D are qualified in their entirety by reference to the First Equity Transfer Agreement, the Second Equity Transfer Agreement and the Lock-up Agreement. A copy of the First Equity Transfer Agreement is incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed on January 14, 2015 in its entirety, an English summary of the Second Equity Transfer Agreement is filed hereto as Exhibit 7.02 and incorporated herein by reference in its entirety, and a copy of the Lock-up Agreement is incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed on February 5, 2015 in its entirety

ITEM 4.    PURPOSE OF TRANSACTION

The responses of the Reporting Person to Item 3 of this Schedule 13D are incorporated herein by reference.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of the Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)
The following disclosure assumes that there are 45,909,876 shares of common stock outstanding as of March 31, 2015, as set forth in the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 2015 filed with the SEC on May 15, 2015.

The responses of the Reporting Person from Rows (7) through (11) of the cover page of this statement are incorporated herein by reference.

Mr. Chen has sole voting and dispositive power over 6,068,011 shares of common stock of the Company, which represent approximately 13.2% of the Company’s total shares of common stock.

(c)	Except as set forth in Item 3 and 4 above, the Reporting Person has not effected any transactions in the Company’s common stock during the 60 days preceding the filing of this Schedule 13D.

(d)-(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The descriptions of the principal terms of the First Equity Transfer Agreement, the Second Equity Transfer Agreement and the Lock-up Agreement under Item 4 are incorporated herein by reference in their entirety.

 To the best knowledge of the Reporting Person, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01
Equity Interest Transfer Agreement dated January 12, 2015 by and among Shouguang city Haoyuan Chemical Company Limited, Gulf Resources, Inc., Shouguang City Rongyuan Chemical Co., Ltd., Yuan Yihong, Chen Weihua, Chen Weijie and Liu Cuiping (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed on January 14, 2015).

Exhibit 7.03	English summary of the Equity Interest Transfer Agreement dated January 16, 2015 by and among Yuan Yihong, Chen Weihua and Chen Weijie.

Exhibit 7.04	Lock-up Agreement dated February 4, 2015 by and among the Company and certain individuals (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on February 5, 2015).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2015

Chen Weijie

By:	/s/ Chen Weijie